

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2024

Mr. Wei-Hsein Lin
President
YUMMIES, INC.
6F., No.516, Section 1, Neihu Road,
Neihu District.,
Taipei City 114, Taiwan

> **Re: YUMMIES, INC.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **File No. 000-32361**

Dear Mr. Wei-Hsein Lin:

We issued comments on the above captioned filing on March 29, 2024. On May 29, 2024, we issued a follow-up letter informing you that comment(s) remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction